Exhibit 99.7

NICE Actimize Accelerates Innovation with Industry-First Financial
Crime Management Marketplace

With the X-Sight Marketplace, financial services organizations can access an ecosystem of best-of-breed solutions

Hoboken, N.J., June 17, 2019 – How can financial services organizations keep up with a changing market landscape while confidently evolving their financial crime strategy? NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced the launch of the X-Sight Marketplace, the industry’s first financial crime risk management-focused marketplace designed to accelerate innovation by assisting financial services organizations as they evaluate new point solutions, assess the viability within their current infrastructure, and move to keep up with a fast-changing regulatory and criminal environment.

The NICE Actimize X-Sight Marketplace, an ecosystem focused on financial crime and compliance, provides a new channel for prospective buyers to connect with vendors. The agility of the X-Sight Marketplace’s cloud environment, combined with the power of artificial intelligence, delivers an overall improved customer experience. There is minimized integration cost to financial services organizations, resulting in a quicker time to value.

Technology providers that join NICE Actimize’s X-Sight Marketplace ecosystem are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

NICE Actimize’s X-Sight Marketplace initial solutions categories will include: ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional categories will be announced as the X-Sight Marketplace grows.

The NICE Actimize X-Sight Marketplace provides business value to financial services organizations and solution providers across three focus areas:

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Faster Selection Process: The NICE Actimize X-Sight Marketplace provides immediate access to vendors specific to the financial crime and compliance market and which have been reviewed to be fit for purpose. Financial services organizations can choose from a variety of categories to quickly find appropriate options that address their specific business problems.

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Faster Assessment Process: For financial services organizations looking to integrate additional 3rd party vendors into a larger financial crime and compliance program, long implementation cycles are often the standard. Vendors participating in the X-Sight Marketplace are pre-integrated into the NICE Actimize portfolio, which makes measuring the impact of a vendor as easy as doing a search and reviewing how the results influence the overall processes.

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Agility to Innovate: Many factors prevent a financial crime program from evolving to meet regulatory and technological change. The marketplace approach provides unparalleled coverage options and the ability to innovate quickly to meet business requirements.

“The challenges of our financial services organization customers seeking greater value in financial crime risk management are more easily met with a focused marketplace community that offers them greater accessibility as they incorporate new solutions into their operations,” said Craig Costigan, CEO, NICE Actimize. “With cloud as the enabler to deliver agility, combined with our expertise in artificial intelligence, the X-Sight Marketplace allows customers to choose or build the right solutions to resolve their problems by reducing the burden of a long, difficult deployment and integration cycle and thereby reducing costs.” Concluded Costigan, “By joining the X-Sight Marketplace, FSOs connect to an ecosystem that provides value by being part of a collaborative approach with the market leader in financial crime and compliance. Technology vendors benefit by partnering with a trusted advisor that can facilitate access to our global customer base.”

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE ActimizeNICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.